Exhibit 99.1

Catalyst Paper to file for creditor protection

RICHMOND, BC, Jan. 31, 2012 /CNW/ - Catalyst Paper Corporation (TSX:CTL) announced today that to facilitate an orderly restructuring of its business and operations, the board of directors of the company has approved a filing for an Initial Order from the Supreme Court of British Columbia to commence proceedings under the Companies' Creditors Arrangement Act (CCAA).  The terms and conditions of the restructuring plan have not yet been determined by the company.

The operations of Catalyst and its subsidiaries are intended to continue as usual and obligations to employees and suppliers during the restructuring process are expected to be met in the ordinary course.  Catalyst management will remain responsible for the day-to-day operations of the company.  The company expects that the Interim Order will provide that while the company and its subsidiaries are under CCAA protection, all proceedings on the part of their creditors will be stayed.

The company previously announced a consensual recapitalization transaction under the Canada Business Corporations Act (CBCA) that had the support of certain of the holders of the company's 11% senior secured notes due 2016 and 7 3/8% senior notes due 2014 who were parties to a Restructuring and Support Agreement (Agreement). The Agreement provided that, among other conditions, the recapitalization transaction was subject to the following two conditions being met by January 31, 2012: (a) a new labour agreement ratified by all six union locals at the company's BC mills and (b) two-thirds support of all 2014 and 2016 noteholders. Since these conditions will not be met, the company will not be proceeding with a recapitalization under the CBCA.

"Our debt restructuring objective remains clear and unchanged though our path forward was altered by recent setbacks," said Catalyst President and Chief Executive Officer, Kevin J. Clarke. "Without the new labour agreement, and without two-thirds support of 2014 noteholders, the economics of the previously announced consensual restructuring transaction was undermined. After reviewing this matter carefully with our Board of Directors and advisors, we have elected to begin the CCAA proceeding," he said.  "The Board, management and our advisors believe this approach will best facilitate the completion of a recapitalization transaction that delivers the improvements to our liquidity and capital structure which are necessary to put our company on firm financial and competitive footing in the current business and economic environment."

Catalyst manufactures diverse specialty printing papers, newsprint and pulp.  Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to the CCAA proceedings, the operations of the company, liquidity and the ability of the company to meet its obligations are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2010, and our third quarter interim report available at www.sedar.com.

%CIK: 0001144906

For further information:
Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Marketing & Corporate Responsibility
604-247-4710	604-247-4713

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

CO: Catalyst Paper Corporation

CNW 07:45e 31-JAN-12